U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                              FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
               OF SMALL BUSINESS ISSUERS UNDER SECTION
         12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          GTC TELECOM CORP.
            (Name of small business issuer in its charter)



               NEVADA                                       88-0318246
     (State or Other Jurisdiction of                      (IRS Employer
     Incorporation or Organization                   Identification Number)


       3151 AIRWAY AVE., SUITE P-3
          COSTA MESA, CALIFORNIA                              92626
   (Address of Principal Executive Offices)                 (Zip Code)


                            (714) 549-7700
         (Registrant's Telephone Number, Including Area Code)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                (None)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                    Common Stock, par value $0.001
                            Title of Class

                          TABLE OF CONTENTS


                                PART I

Item 1              Description of Business.

Item 2              Management's Discussion and Analysis or Plan of
                    Operation.

Item 3              Description of Property.

Item 4 Security Ownership of Certain Beneficial Owners and Management.

Item 5              Directors, Executive Officers, Promoters and
                    Control Persons.

Item 6              Executive Compensation.

Item 7              Certain Relationships and Related Transactions.

Item 8              Description of Securities.

                               PART II

Item 1              Market Price of and Dividends on the
                    Registrant's Common Equity and Other Shareholder
                    Matters.

Item 2              Legal Proceedings.

Item 3              Changes In and Disagreements With Accountants.

Item 4              Recent Sales of Unregistered Securities.

Item 5              Indemnification of Directors and Officers.

                               PART F/S

                    Financial Statements.

                               PART III

Item 1              Index to Exhibits.

Item 2              Description of Exhibits.

                                PART I

ITEM 1 - DESCRIPTION OF BUSINESS

GTC Telecom Corp. (the "Company" or "GTC") is a single source provider of various Telecommunication and Internet related services.
 GTC Telecom Corp. was organized as a Nevada Corporation on May 17, 1994 and is currently based in Costa Mesa, California.

On August 31, 1998, GTC Telecom Corp. (which at the time was designated Bobernco, Inc., a Nevada corporation ("Bobernco") acquired all of the outstanding common stock of Gentel Communications, Inc., a Colorado corporation ("GenTel") in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the acquisition of Bobernco (the Registrant) by GenTel. Immediately prior to the acquisition, Bobernco had 1,800,000 shares of Common Stock outstanding.

On February 3, 1998, prior to its acquisition by Bobernco, GenTel, had acquired all of the assets and assumed all of the liabilities of GenX, LLC, a Delaware limited liability company ("GenX") pursuant to a tax-free asset purchase agreement whereby GenTel issued 8,786,950 shares of its common stock in exchange for all GenX's net assets.
As part of Bobernco's reorganization with GenTel, Bobernco issued 8,986,950 shares of its Common Stock to the shareholders of GenTel in exchange for 8,986,950 shares of GenTel Common Stock. Immediately following the merger, Bobernco changed its name to GTC.
 Bobernco had no significant operations prior to the merger. The Company's common stock currently trades on the NASD OTC Bulletin Board under the symbol "GTCC."

TELECOMMUNICATIONS INDUSTRY BACKGROUND

The $97.5 billion U.S. long distance industry is dominated by the nation's three largest long distance providers, AT&T, MCI/WorldCom and Sprint, which together generated approximately 72% of the aggregate revenue of all U.S long distance interexchange carriers in 1997. Other long distance companies, some with national capabilities, accounted for the remainder of the market.

Based on published FCC estimates, toll service revenues of U.S. long distance interexchange carriers have grown from $38.8 billion in 1984 to $97.5 billion in 1997. While industry revenues have grown at a compounded annual rate of 7.4% since 1984, the revenues of carriers other than AT&T, MCI/WorldCom and Sprint have grown at a compounded rate of 32.7% during the same period. As a result, the aggregate market share of all interexchange carriers other than AT&T, MCI/WorldCom and Sprint has grown from 2.6% in 1984 to 23.4% in 1997. During the same period, the market share of AT&T declined from 90.1% to 46.5%.

Prior to the Telecommunications Act, signed by President Clinton on February 8, 1996, the long distance telecommunications industry had been principally shaped by a court decree between AT&T and the United States Department of Justice, known as the Modification of Final Judgment (the "Consent Decree") that in 1984 required the divestiture by AT&T of its 22 Bell operating companies and divided the country into some 200 Local Access and Transport Areas, or "LATAs." The 22 operating companies, which were combined into seven Regional Bell Operating Companies, or "RBOCs", were given the right to provide local telephone service, local access service to long distance carriers and intraLATA toll service (service within LATAs), but were prohibited from providing interLATA service (service between LATAs). The right to provide interLATA service was maintained by AT&T and the other carriers.

To encourage the development of competition in the long distance market, the Consent Decree and the FCC require most LECs to provide all carriers with access to local exchange services that is equal in type, quality and price to that provided to AT&T and with the opportunity to be selected by customers as their preferred long distance carrier. These so-called equal access and related provisions are intended to prevent preferential treatment of AT&T.

Regulatory, judicial and technological factors have helped to create the foundation for smaller companies to emerge as competitive alternatives to AT&T, MCI/WorldCom and Sprint for long distance telecommunications services. The FCC requires that AT&T not restrict the resale of its services, and the Consent Decree and regulatory proceedings have ensured that access to LEC networks is, in most cases, available to all long distance carriers.

BUSINESS OF THE ISSUER

The Company currently offers a variety of services designed to meet its customers' telecommunications and Internet related needs. The Company's services consists of the following:

TELECOMMUNICATIONS RELATED SERVICES

The Company is currently licensed in 26 states and the District of Columbia to provide long distance telecommunications services. The Company primarily services small and medium sized businesses and residential customers throughout the United States. The Company has positioned itself to be a low-cost provider in the marketplace. By offering low rates, the Company expects to add customers at an accelerated pace. To date, the Company has operated as a switchless, nonfacilities-based reseller of long distance services.
By committing to purchase large usage volumes from the carrier pursuant to contract tariffs, the Company has been able to procure substanital discounts and offer low-cost, high-quality long distance services to its customers at rates below the current standard industry levels. However, there can be no assurances that the Company can continue to provide its Telecommunications Services in the current states provided or that the Company can continue to offer its Telecommunications Services at the rates currently in effect.

The Company provides long distance telephone service under a variety of plans. These include outbound service, inbound toll-free 800 service and dedicated private line services for data. These services are billed on a monthly basis either directly by the Company or by the Local Exchange Carrier ("LEC") through the services of Billing Concepts, Inc. dba U.S. Billing ("USBI"). If these services are billed directly by the Company, the customer has a choice of paying by credit card or sending payment to the Company.
 If these services are billed by the LEC, the LEC is responsible for collecting the amount billed and remitting the proceeds to the
Company.    The Company also plans to set up a voice-over-IP
technology network to complement its long distance telecommunications services. In addition, the Company is also exploring the possibility of providing local telephone service. However, there can be no assurances that the Company will be able to offer such services.

INTERNET RELATED SERVICES

The Company also recently began providing a variety of Internet related services. These services include prepaid calling cards at the Company's ecallingcards.com web site; Internet Services Provider access through dial-up, Digital Subscriber Line ("DSL"), and Wireless T-1 methods; and Internet Web Page development and hosting
services.   The Company's Internet related services are billed using
the same methods as those used for billing its Telecommunication services. The Company's Internet related services, with the exception of its prepaid calling cards, are provided pursuant to contracts with third-party providers.

The Company's Internet Service Provider Access service is currently provided on a nationwide basis. However, there can be no assurances that the Company will be able to provide such services on a nationwide basis in the future. Currently, the Company's Wireless T-1 services are only available in the Southern California region. The Company plans on expanding this service to include other regions. However, there can be no assurances that the Company will expand or be able to expand its Wireless T-1 service to other regions. The Company's Internet Web Page Hosting services are currently available on a nationwide basis. However, there can be no assurances that the Company will be able to continue to provide this service on a nationwide basis.

DEVELOPMENT AND STRATEGY OF THE COMPANY

The Company's telecommunication services are currently licensed in the states of Arizona, Arkansas, California, Colorado, Georgia, Idaho, Indiana, Iowa, Kansas, Kentucky, Maine, Massachusetts, Michigan, Montana, New Hampshire, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Texas, Utah, Virginia, Washington, Washington D.C., Wisconsin, and Wyoming. The Company is in the process of obtaining licences to provide its services in the remaining states. However, there can be no assurances that the Company will be successful in obtaining such licences.

The Company plans to market its products and services using four
methods.   The first of those methods is to do an aggressive
concentrated media campaign that utilizes a professional advertising agency. The Company launched its first media campaign on March 1,
1999 utilizing television and radio advertisement and print media targeting Southern California as well as nationwide audiences using
cable television advertisement.   The Company intends to continue to
utilize both broadcasting and print media campaigns in the future. However, there can be no assurances that it will be able to continue to utilize such media campaigns in the future.

The second method of marketing the Company's products and services is through outside telemarketing agencies. The Company estimates that it will cost an average of thirty-five dollars
($35.00) to obtain each customer, while the average customer generates two hundred and forty dollars ($240.00) in revenue per year.
However, there can be no assurances that the Company will be able to continue to utilize telemarketing agencies in the future or at the costs described.

The third method of marketing the Company's products and services utilizes its own sales force and independent sales agents working on its behalf. The sales force will consist of properly trained professionals within the industry that are currently looking for an opportunity to sell at rates that are lower than the industry standard. Many of these professionals will come from companies such as WorldCom, LCI International, TelCo and Frontier Communications where the average sell-through rate is 10-12 cents per minute. The Company has recently hired a V.P. of Sales from MCI/WorldCom and a National Accounts Manager from Cable & Wireless Communications PLC, both with extensive sales and marketing backgrounds in the telecommunications industry. In addition, the Company has already engaged in discussions with many potential representatives to work for the Company based on commission-only compensation packages. However, there can be no assurances that the Company will be successful in retaining its in-house sales force or in acquiring independent sales agents to work on its behalf at the commission-only compensation packages described.

The fourth method of marketing the Company's products and services utilizes the Internet. The Company currently markets and distributes its Telecommunication and Internet related services through the Internet utilizing its gtctelecom.com and ecallingcards.com web pages. The Company also plans to market international calling plans as well as co-brand calling cards and advertise domestic long distance rates on the Internet through joint agreements such as its agreement with Community Connect Inc.'s online community for Asian Americans, AsianAvenue.com. There can be no assurances that such joint agreements will continue or that the Company will be able to develop such joint agreements in the future.


The Company believes these four marketing methods will be adequate to sustain the Company now and for the foreseeable future.

COMPETITION

Telecommunication Services

The long distance telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants. Competition in the long distance business is based upon pricing, customer service, billing services and perceived quality. The Company competes against various national and regional long distance carriers that are composed of both facilities-based providers and switchless resellers offering essentially the same services as the Company. Several of the Company's competitors are substantially larger and have greater financial, technical and marketing resources. Although the Company believes it has human and technical resources to pursue its strategy and compete effectively in this competitive environment, its success will depend upon its continued ability to profitably provide high quality, high value services at prices generally competitive with, or lower than, those charged by its competitors. There can be no assurances that the Company will be able to compete successfully in these markets.

The Company will link its switching equipment with transmission facilities and services purchased or leased from MCI/WorldCom and will continue to resell services obtained from MCI/WorldCom, which will remain a competitor of the Company for the provision of telecommunications services. However, there can be no assurances that the Company will be able to continue to provide its Telecommunication Services through MCI/WorldCom.

The Telecommunications Act is intended to introduce more competition to U.S. telecommunications markets. The legislation opens the local services market by requiring LECs to permit interconnection to their networks and establishing, among other things, LEC obligations with respect to access, resale, number portability, dialing parity, access to rights-of-way and mutual compensation. The legislation also codifies the LECs' equal access and nondiscrimination obligations and preempts most inconsistent state regulation. The legislation also contains special provisions that eliminate restrictions on the RBOCs providing long distance services, which means that the Company will face competition for providing long distance services from well capitalized, well known companies that prior to this time could not compete in long distance service.

The RBOCs have been prohibited from providing interLATA interexchange telecommunications services under the terms of the AT&T decree. The Telecommunications Act authorizes the RBOCs to provide certain interLATA interexchange telecommunications services immediately and others upon the satisfaction of certain conditions. Such legislation includes certain safeguards against anticompetitive conduct by the RBOCs in the provision of interLATA service. Anticompetitive conduct could result from, among other things, a RBOC's access to all subscribers on its existing network as well as its potentially lower costs related to the termination and origination of calls within its territory. It is impossible to predict whether such safeguards will be adequate to protect against anticompetitive conduct by the RBOCs and the impact that any anticompetitive conduct would have on the Company's business and prospects. Because of the name recognition that the RBOCs have in their existing markets and the established relationships that they have with their existing local service customers, and their ability to take advantage of those relationships, as well as the possibility of favorable interpretations of the Telecommunications Act by the RBOCs, it may be more difficult for other providers of long distance services, such as the Company, to compete to provide long distance services to RBOC customers. At the same time, as a result of the Telecommunications Act, RBOCs have become potential customers for the Company's long distance services.

Internet Related Services

The market for Internet-based online services is relatively new, intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of Internet Service Providers and online services competing for users' attention and spending has proliferated because of, among other reasons, the absence of substantial barriers to entry, and the Company expects that competition will continue to intensify. Many of the Company's current and potential competitors such as Earthlink, PsiNet, AOL, UUNET, Microsoft Network, and Prodigy have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than the Company. There can be no assurance that the Company will be able to compete successfully against its current or future competitors.

CUSTOMER ATTRITION

The Company believes that a high level of customer attrition is a characteristic of the domestic residential long distance and Internet related industries. Attrition is attributable to a variety of factors, including the termination of customers by the Company for non-payment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash or other forms of incentives. Such attrition could have a material adverse effect upon the Company's future results of operations and financial conditions.

DEPENDENCE ON KEY CUSTOMERS

The Company is not dependent on any single customer for a significant portion of its annual sales. The Company's customer base changes on a continuous basis as new customers are added or removed.

MAJOR SUPPLIERS

The Company does not own its own long distance network, and pursuant to the Company's contract with MCI/WorldCom, the Company currently depends primarily upon MCI/WorldCom to provide for the transmission of phone calls by its customers and to provide the call detail records upon which the Company bases its customers billings. Under the terms of the three-year contract entered into with MCI/WorldCom on August 10, 1998 the Company is obligated to a minimum monthly revenue commitment of $10,000 commencing March 1999. The contract expires on September 30, 2001. Pursuant to the terms of the contract with MCI/WorldCom, the Company must pay liquidated damages in an amount equal to the aggregate minimum revenue requirement for the remaining term of the contract if the Company terminates the contract prior to the expiration date. Although the Company believes that its relations with MCI/WorldCom are strong and should remain so with continued contract compliance, the termination of the
Company's contract with MCI/WorldCom, the loss of telecommunications services provided by MCI/WorldCom, or a reduction in the quality of service the Company receives from MCI/WorldCom could have a material adverse effect on the Company's results of operations. In addition, the accurate and prompt billing of the Company's customers is dependent upon the timeliness and accuracy of call detail records provided to the Company by MCI/WorldCom. There can be no assurance that accurate information will be provided by MCI/WorldCom on a timely basis, the failure of which would have a material adverse effect on the Company's results of operations.

The Company does not currently have its own Internet Network. Currently, the Company provides its Internet Service Provider Access services pursuant to a contract with Epoch Networks, Inc. dba Epoch Internet ("Epoch"). Under the terms of the three year contract with Epoch dated February 3, 1999, the Company is obligated to an initial monthly minimum revenue commitment of $0.00 increasing to $25,000 per month over a seven month ramp up period. The loss of Internet Service Provider access, or a reduction of service quality by Epoch, could have a material adverse effect on the Company's results of Operations. The Company is currently in the process of locating alternative or additional Internet Service Providers to supplement or replace its current provider. However, there can be no assurances that the Company will be able to locate such alternative or additional providers.

The Company's Wireless T-1 services are currently provided pursuant to a contract with Global Pacific Internet ("Global"). Currently, the Company's T-1 services are available only in the Southern California region. Under the terms of its contract with Global, the Company is not subject to a monthly minimum revenue commitment. Although the Company believes that its relations with Global are strong and should remain so with continued contract compliance, the loss of Wireless T-1 services provided by Global, or a reduction in the quality of service the Company receives from Global could have a material adverse effect on the Company's results of operations.
The Company currently plans to expand its Wireless T-1 services to other regions. However, there can be no assurances that the Company will or will be able to expand this service to other regions.

The Company's Internet Web Development and Hosting service is currently provided pursuant to contracts with Service One Communications, Inc. ("Service One") and OhGolly.com, Inc. ("OhGolly"). Under the terms of its contracts with Service One and OhGolly, the Company is not subject to a monthly minimum revenue commitment. Although the Company believes that its relations with Service One and OhGolly are strong and should remain so with continued contract compliance, the loss of its Web Development and Hosting services from Service and OhGolly, or a reduction in the quality of service provided by Service One and / or OhGolly could have a material adverse effect on the Company's results of operations.

REGULATION

The Company's provision of communications services is subject to government regulation. Federal law regulates interstate and international telecommunications, while states have jurisdiction over telecommunications that originate and terminate within the same state. Changes in existing policies or regulations in any state or by the FCC could materially adversely affect the Company's financial condition or results of operations, particularly if those policies make it more difficult for the Company to obtain service from MCI/WorldCom or other long distance companies at competitive rates, or otherwise increase the cost and regulatory burdens of marketing and providing service. There can be no assurance that the regulatory authorities in one or more states or the FCC will not take action having an adverse effect on the business or financial condition or results of operations of the Company.

Federal

The Company is classified by the FCC as a nondominant carrier.
After the recent reclassification of AT&T as nondominant, only the LECs are classified as dominant carriers among domestic carriers. Because AT&T is no longer classified as a dominant carrier, certain pricing restrictions that formerly applied to AT&T have been eliminated, which could make it easier for AT&T to compete with the Company for low volume long distance subscribers. The FCC generally does not exercise direct oversight over charges for service of nondominant carriers, although it has the statutory power to do so. Nondominant carriers are required by statute to offer interstate services under rates, terms, and conditions that are just, reasonable and not unreasonably discriminatory. The FCC has the jurisdiction to act upon complaints filed by third parties, or brought on the FCC's own motion, against any common carrier, including nondominant carriers, for failure to comply with its statutory obligations. Nondominant carriers are required to file tariffs listing the rates, terms and conditions of service, which are filed pursuant to streamlined tariffing procedures. The FCC also has the authority to impose more stringent regulatory requirements on the Company and change its regulatory classification from nondominant to dominant. In the current regulatory atmosphere, the Company believes, however, that the FCC is unlikely to do so.

The FCC imposes only minimal reporting requirements on nondominant resellers, although the Company is subject to certain reporting, accounting and record-keeping obligations. Both domestic and international nondominant carriers, including the Company, must maintain tariffs on file with the FCC.

At present, the FCC exercises its regulatory authority to set rates primarily with respect to the rates of dominant carriers, and it has increasingly relaxed its control in this area. Even when AT&T was classified as a dominant carrier, the FCC most recently employed a "price cap" system, which essentially exempted most of AT&T's services, including virtually all of its commercial and 800 services, from traditional rate of return regulation because the FCC believes that these services were subject to adequate competition.

State

The Company is subject to varying levels of regulation in the states in which it currently anticipates providing intrastate telecommunications services. The vast majority of the states require the Company to apply for certification to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. The vast majority of states also require the Company to file and maintain detailed tariffs listing its rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignments of carrier assets, including subscriber bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and the rules, regulations and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. In certain states, prior regulatory approval may be required for acquisitions of telecommunications operations.

As the Company expands its efforts to resell long distance services, the Company will have to remain attentive to relevant federal and state regulations. FCC rules prohibit switching a customer from one long distance carrier to another without the customer's consent and specify how that consent can be obtained. Most states have consumer protection laws that further define the framework within which the Company's marketing activities must be conducted. The Company intends to comply fully with all laws and regulations, and the constraints of federal and state restrictions could impact the success of direct marketing efforts.

The Company is not currently subject to any State or Federal regulation with respect to its Internet related services. However, there can be no assurances that the Company will not be subject to such regulations in the future.

PATENTS, TRADEMARKS, LICENSES

The Company does not depend upon any patents or trademarks to conduct its business; nor does the Company hold any such patents or trademarks. The Company is required to hold licenses with the Federal Communication Commission for the operation of its telecommunication services. Currently, the Company is licensed in 26 states and the District of Columbia. The Company is currently in the process of securing licenses for operation of its telecommunication services in the remainder of the United States. However, there can be no assurances that the Company will be successful in obtaining such licenses.

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Company currently has no costs associated with compliance with environmental regulations. However, there can be no assurances that the Company will not incur such costs in the future.

YEAR 2000 DISCLOSURE

The Company has completed a comprehensive review of its computer systems to identify all software applications that could be affected by the inability of many existing computer systems to process time-sensitive data accurately beyond the year 1999, referred to as the Year 2000 or Y2K issue. The Company is also continuing to monitor its computer systems and monitoring the adequacy of the processes and progress of third-party vendors of systems that may be affected by the Year 2000 issue. The Company is dependent on third-party computer systems and applications, particularly with respect to such critical tasks as accounting, billing and the underlying carrier (MCI/WordCom) of its long distance telephone service. The Company also relies on its own computer systems.
After completing this review, the Company believes that it is Year 2000 compliant. While the Company believes that its procedures are designed to be successful, because of the complexity of the Year 2000 issue and the interdependence of organizations using computer systems, the Company's efforts, or those of third parties with whom the Company interacts, may not be satisfactorily completed in a timely fashion or may cost substantially more to remedy than the amount anticipated. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

NUMBER OF EMPLOYEES

As of March 31, 1999, the Company employed approximately 20 people on a full time basis.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

GENERAL OVERVIEW

The Company's principal line of business is to provide long distance and value-added services for small and medium-sized businesses and residential customers throughout the United States. The Company's strategy has been to do build a subscriber base without committing capital or management resources to construct its own network and transmission facilities. This strategy has allowed the Company to add customers without being limited by capacity, geographic coverage, or configuration of any particular network that the Company might have developed. The Company believes that in order to stay competitive in the future, it will need to construct its own network. Therefore, the Company has initiated plans to either purchase or construct its own network. However, there can be no assurances that the Company will be able to purchase or construct its own network, or that if it does purchase or construct its own network, that it will remain competitive.

Recently, the Company has begun providing a number of Internet related services such as the sale of electronic calling cards on its ecallingcards.com web site; Internet access via Dial-Up, Wireless
T-1, and DSL; and Internet Web Page Hosting services.

The Company's services are marketed nationwide, through broadcasting and print media, telemarketing, independent sales agents and its own sales force.

The Company's revenues consists of sales revenues from telecommunication and Internet related services. These revenues are generated when customers make long distance telephone calls from their business or residential telephones or by using the Company's telephone calling cards. Proceeds from prepaid telephone calling cards are recorded as deferred revenues when the cash is received and recognized as revenue as the telephone service is utilized. The reserve for deferred revenues is carried on the balance sheet as an accrued liability. Internet related services are typically billed at a flat rate and are billed in advance. Revenues are recognized in the period earned.

Cost of sales include telecommunications service costs and commissions paid for customer acquisition. Telecommunications service costs paid by the Company are based on the Company's customers' long distance usage. The Company pays its carriers based on the type of call, time of call, duration of call, the terminating telephone number, and terms of the Company's contract in effect at the time of the call. General and administrative expenses consist of the cost of customer service, billing, cost of information systems and personnel required to support the Company's operations and growth.

The Company, depending on the extent of its future growth, may experience significant strain on its management, personnel, and information systems. The Company will need to implement and improve operational, financial, and management information systems. In addition, the Company is implementing new information systems that will provide better record-keeping, customer service and billing. However, there can be no assurance that the Company's management resources or information systems will be sufficient to manage any future growth in the Company's business, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

In 1998, the Company determined to change its fiscal year to June 30. As previously discussed, the Company acquired all of the outstanding common stock of GenTel on August 31, 1998. Following the acquisition, the Company adopted the business plan of GenTel and changed its name to GTC.

RESULTS OF OPERATIONS OF THE COMPANY

Revenues

Prior to the acquisition of GenTel by the Company on August 31, 1998, the Company had no revenues for the fiscal years ended
December 31, 1996, December 31, 1997, or the six month period ended
June 30, 1998.

Pursuant to the Company's newly adopted business plan, the Company began to acquire customers, primarily through the use of telemarketing. For the six months ended December 31, 1998, the Company had approximately 554 customers, with usage of long distance services of approximately 130,000 minutes. Revenues generated from these customers were $17,962 for the six month period ended June 30, 1998.

Cost of Sales

Cost of Sales of $8,331 for the six months ended December 31, 1998 was comprised primarily of carrier costs associated with the cost of long distance service provided by MCI/WorldCom and commissions paid for customer acquisition. As a percentage of revenue, cost of sales was 46.4% for the six-months ended December 31, 1998 resulting in a gross margin of 53.6%.

Operating Expenses

Operating Expenses of $687,880 for the six months ended December 31, 1998 were comprised primarily of options valued at $150,000 issued to a marketing company in exchange for services; shares valued at approximately $189,000 issued to vendors in exchange for services and rent; options valued at approximately $21,000 issued to supplement compensation to certain key employees; $73,000 in salaries paid to employees; and $254,880 of other operating expenses, primarily rent, legal services, and investor relations. Net loss was $678,601 for the six months ended December 31, 1998.

Assets and Liabilities

Assets were $151,449 for the period ended December 31, 1998. Assets consisted primarily of subscription receivables of $100,000, computer equipment with a net book value of $18,700 and other long term assets of $30,000. Liabilities were $146,585 for the period ended December 31, 1998. Liabilities consisted primarily of deferred salaries of $60,000, accounts payable of $90,108 and other liabilities of $5,433.

Stockholder's Equity

Stockholder's equity was ($95,136) for the period ended December 31, 1998. Stockholder's equity consisted primarily of $1,599,731 raised in the GenX and the Company's recent private offering of its Common Stock, offset by the accumulated deficit at December 31, 1998 of $1,120,110.

RESULTS OF OPERATIONS FOR GENTEL FROM INCEPTION TO JUNE 30, 1998.

Revenues

For the period from inception to June 30, 1998, revenues for GenTel totaled $497,312. This amount was from the bulk sale of long distance calling cards.

Cost of Sales

Cost of Sales for the period from inception to June 30, 1998 was comprised of the cost of acquiring the long distance calling cards.

Operating Expenses

For the period from inception to June 30, 1998, operating expenses totaled $500,665 comprised of salaries of approximately $200,000; shares valued at approximately $95,000 issued to the CEO and Vice-President of GenTel, options valued at approximately $71,000 issued to certain key employees to supplement compensation, professional fees of approximately $57,000 and rent of approximately $22,000. Net loss for the period of inception to June 30, 1998 was $451,465.

Assets and Liabilities

GenTel's assets for the period ended June 30, 1998 were $162,085. Assets consisted primarily of subscriptions receivable of $142,500, computer equipment of $17,394 and cash of $3,892. Liabilities for the period from inception to June 30, 1998 were $157,550. Liabilities consisted primarily of Notes payable to shareholder of $80,000; deferred salaries of $70,000; and accounts payable of $7,550.

Stockholders' Equity

Stockholders' equity for the period ended June 30, 1998 was $4,535. Stockholders' equity consisted primarily of $289,750 raised in the sale of GenX member interests through a private placement, options valued at $71,250 issued to key employees to supplement compensation, stock valued at $95,000 issued to GenTel's CEO and Vice-President to supplement compensation and offset primarily by a net loss of $451,465 for the period of inception to June 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES

Prior to the acquisition of GenTel by the Company, GenTel achieved positive cash flows of $3,892 resulting from $227,250 of cash provided from the Company's financing activities, offset by $205,964 of cash used in operating activities and $17,394 of cash used in investing activities.

Net cash used in operating activities of $205,964 was primarily due to a net loss of $451,465 offset partially by increases in operating liabilities, principally accounts payable ($7,550) and accrued expenses ($70,000).

Net cash used in investing activities of $17,394 funded purchases of computer equipment. Net cash provided by financing activities of $227,250 was due to the proceeds from sales of shares of GenTel's predecessor, GenX, of $147,250 and borrowings on notes payable to a shareholder of $80,000.

The Company has no material commitments for capital expenditures and the Company expects to continue purchasing additional equipment in connection with expansion of its business.

On February 12, 1999, the Company completed a private placement offering of 1,535,000 shares of the Company's restricted (as that term is defined by Rule 144 of the Securities Act of 1933) Common Stock at a price of $1.00 per share, resulting in $1,330,000 raised, net of issuance costs paid for brokers and finder's fees from the offering.

In connection with the Company's private placement, the Company entered into an Investment Banking Agreement with Transglobal Capital Corporation ("TCC"), a licensed NASD broker on November 19, 1998. As part of this Agreement, TCC agreed to provide the Company with consulting services and to assist the Company in raising capital. In return, the Company agreed to compensate TCC with an initial fee of 50,000 shares of the Company's restricted Common Stock and to pay TCC a 13% commission on gross proceeds on financing received by the Company as a result of TCC's efforts. In addition, the Company agreed to issue TCC options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $0.01 upon receipt of the first tranche of $100,000 in financing; an option to purchase an additional 100,000 shares of the Company's Common Stock at an exercise price of $0.01 upon receipt of $250,000 in financing; an option to purchase an additional 100,000 shares of the Company's Common Stock at an exercise price of $0.01 upon receipt of $500,000 in financing; and options to purchase an additional 300,000 shares of the Company's Common Stock at an exercise price of $0.01 upon the receipt of $1,000,000 in financing. As of March 31, 1999, all 600,000 options have vested. The difference between the exercise price and the fair market value of the underlying restricted stock will be charged against additional paid in capital.

In late March 1999, the Company initiated a private placement offering of 1,000,000 shares of the Company's restricted (as that term is defined by Rule 144 of the Securities Act of 1933) Common
Stock at a price of $5.00 per share. As of March 31, 1999, the Company has not received any offers for subscriptions to the Company's Private Offering.

The Company believes that its anticipated funds from operations, funds from the prior sale of shares of GenTel's predecessor, GenX, and funds from the sale of its recent and ongoing private offerings of the Company's common stock, will be sufficient to fund its capital expenditures, working capital, and other cash requirements for the fiscal year ended 1999.

INFLATION

Management believes that inflation has not had a material effect on the Company's results of operations.

ITEM 3 - DESCRIPTION OF PROPERTY

Effective June 1, 1998, the Company began leasing approximately 2,712 square feet of administrative office space in Costa Mesa, California at a monthly rental rate of $5,017 per month. This facility serves as the Company's headquarters and primary place of business. The monthly rental rate is scheduled to increase to $5,560 on June 1, 1999, through the end of the lease. The lease expires on May 31, 2001.

In addition, on February 8, 1999, the Company entered into a month-to-month lease for approximately 1,987 square feet of office space for its customer service operation, at a monthly rental rate of $3,676 per month, at its headquarters building in Costa Mesa. The lease obligates the Company to pay the first three months of rent and will automatically expire on February 7, 2000, unless previously terminated either by the Company or by Lessor given thirty (30) days written notice.

Due to anticipated growth, the Company is in the process of looking for new space for its headquarters and customer service operations. The Company believes that it will be able to locate such space on reasonable rates and terms.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 15, 1999, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.


Title                                                   Common Stock  Percent
of Class       Name and Address of Beneficial Owner     Outstanding  Outstanding

Common Stock               Paul Sandhu(1)                 5,069,088     35.42%
                           3151 Airway Avenue, Suite P-3
                           Costa Mesa, CA 92626.

Common Stock               Eric Clemons(2)                1,819,522     12.71%
                           3151 Airway Avenue, Suite P-3
                           Costa Mesa, CA 92626.

Common Stock               Mark Fleming(3)                   10,000      0.07%
                           3151 Airway Avenue, Suite P-3
                           Costa Mesa, CA 92626.

Common Stock               Gerald A. DeCiccio(4)             25,000      0.17%
                           3151 Airway Avenue, Suite P-3
                           Costa Mesa, CA 92626.

Common Stock               Frank Naccarelli(5)                 0         0.00%
                           3151 Airway Avenue, Suite P-3
                           Costa Mesa, CA 92626.

Common Stock               Clay T. Whitehead                  0         0.00%
                           3151 Airway Avenue, Suite P-3
                           Costa Mesa, CA 92626.

Common Stock               Reet Trust(6)                  2,000,000    13.97%
                           21520 Yorba Linda
                           Suite 6227
                           Yorba Linda, CA 92887

Common Stock               Michelson Group(7)             1,416,042     9.90%
                           5000 Birch Street
                           Suite 9600
                           Newport Beach, CA 92660

All Directors and                                         6,923,610    48.37%
Officers as a Group (6)

(1) Includes an aggregate of 200,000 options to acquire shares of Company common stock in accordance with Mr. Sandhu's employment agreement.
(2) Includes an aggregate of 100,000 options to acquire shares of Company common stock in accordance with Mr. Clemons' employment agreement.
(3) Does not include an aggregate of an additional 90,000 options to acquire shares of Company common stock which vest in 1/3 increments each year beginning October 14, 1999 in accordance with Mr. Fleming's employment agreement.
(4) Does not include an aggregate of an additional 125,000 options to acquire shares of Company common stock which vest in 1/3 increments each year beginning December 1, 1999 in accordance with Mr. DeCiccio's employment agreement.
(5) Does not include an aggregate of an additional 45,000 options to acquire shares of the Company common stock which vest in 1/3 increments each year beginning March 15, 1999 in accordance with Mr. Naccarelli's employment agreement.

(6) The trustee of the Reet Trust is Teg Sandhu, father of Paul Sandhu. However, Paul Sandhu disclaims any beneficial ownership to the shares held by the Reet Trust.
(7) Consists of options to acquire 9.9% of the issued and outstanding Company common stock calculated after the Offering. The options shall vest according to the following schedule: (i) one-fourth vest immediately, (ii) one-fourth when the Company breaks escrow on this Offering, (iii) one-fourth when the Company's market capitalization reaches
       $40 million, and (iv) one-fourth when the Company breaks escrow on a round of debt or equity financing of $3 million or more. Pursuant to an amendment to the agreement in November 3, 1998, the Company agreed to waive the requirements for the vesting of the fourth tranche of options provided under this Agreement. As of March 31, 1999,
       1,135,000 out of a total of 1,416,042 vested options have been exercised, resulting in $11,350 charged to the Company for consulting fees rendered.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:

Name                  Age      Positions

Paul Sandhu            37      Chief Executive Officer, President,
                               and Chairman of the Board

Eric Clemons           27      Director, Chief Operating Officer,
                               Secretary and Treasurer

Gerald A. DeCiccio     41      Chief Financial Officer

Mark Fleming           40      Executive Vice President

Frank Naccarelli       44      Vice President of Sales

Clay T. Whitehead      57      Director


        PAUL SANDHU is currently the Company's President and Chief Executive Officer. Mr. Sandhu has been with GenTel since its inception. Mr. Sandhu has over ten (10) years experience with start-up and emerging growth companies. Mr. Sandhu was Co-Founder, President and Co-Owner of Maximum Security ("Maximum"), a Security and surveillance company he started in 1992. While at Maximum, Mr. Sandhu actively managed a staff of over 200 employees. Mr. Sandhu grew Maximum to $15 million in revenue and was ranked 31st out of 22,000 security companies. In 1997 Mr. Sandhu sold the business to his partner. Mr. Sandhu graduated from the University of Punjab in India with a degree in Engineering.

        ERIC CLEMONS is currently the Company's Chief Operating Officer. Mr. Clemons has been with GenTel since its inception. Mr. Clemons has over eight (8) years experience with sales and marketing organizations. Mr. Clemons most recently was Vice President of Marketing for Intelligent Electronic Communications managing a staff of 50 employees. In his first twelve months their productivity increased 100% and sales increased 120%. Mr. Clemons has attended The Wharton School of Business executive management programs.

        GERALD A. DECICCIO joined the Company in January, 1999 as Chief Financial Officer. Mr. DeCiccio has over eighteen years experience in the financial and accounting field. Prior to joining GTC, Mr. DeCiccio was the Vice President of Finance and Administration for National Telephone & Communications, Inc., ("NT&C") a $150 million inter-exchange carrier and provider of communications products and services. While at NT&C, Mr. DeCiccio managed NT&C's finance, accounting, human resources and legal departments. Between 1995 and 1997, Mr. DeCiccio was the Corporate Controller for Newport Corporation, a $140 million multi-national manufacturer / distributor of laser and optics products. Prior to that, Mr. DeCiccio was the Director of Audit and Quality Systems for Sunrise Medical, Inc., a $750 million multi-national manufacturer / distributor of health care products. From 1980 to 1984, Mr.
DeCiccio was a Supervising Senior Accountant for Ernst and Young.
Mr. DeCiccio received his Bachelor of Science in Accounting from Loma Linda University, and his Masters of Science in Finance and Systems Technology from the University of Southern California. Mr. DeCiccio is a Certified Public Accountant in the State of California.

        MARK FLEMING joined the Company in October 1998 as Executive Vice President. Mr. Fleming has sixteen years of business strategy, planning, and analysis experience within the competitive consumer products / services industries. For the past seven years, Mr. Fleming worked in the telecommunications industry, holding several finance and marketing management positions at MCI. Some of the key business / operational issues that Mr. Fleming managed while at MCI included pricing strategy, market positioning, new product development, sales channel and customer service performance reviews, capital investment decisions and overall business planning / analysis for Residential Markets and Local Services divisions. Mr. Fleming received his Bachelor of Arts degree in Business Administration from Principia College in 1980, and attained his Masters in Business Administration, with honors from the University of Southern California in 1986.

        FRANK NACCARELLI joined GTC in March 1999 as its Vice President of Sales. In this role, he will be responsible for leading the Company's national sales efforts with large corporate accounts as well as the Company's Commercial Sales Agent Programs. Prior to joining the Company, Mr. Naccarelli worked with MCI/WorldCom. During his 20 year term with MCI/WorldCom, Mr. Naccarelli's duties involved responsibility for P & L management, and regional and national sales. Mr. Naccarelli received his Associates of Arts degree in Business Administration from the University of Pittsburgh in 1978.

        CLAY T. WHITEHEAD is currently president of Clay Whitehead Associates, a strategic consulting and business development company which concentrates on the telecommunications and media industries. Clay Whitehead Associates primarily works with large companies to develop business projects in the areas of telecommunications and television. Mr. Whitehead has participated in the formation, strategy development, regulatory posture, and financing of a number of telecommunications businesses in the United States and internationally. Mr. Whitehead has also served as a special assistant to President Nixon, with policy responsibility for NASA, the Atomic Energy Commission, and the National Science Foundation. From 1971 to 1974, he was director of the U.S. Office of Telecommunications Policy. From 1979 to 1983, Mr Whitehead founded and was president of Hughes Communications, Inc., a subsidiary of Hughes Aircraft Company. Mr. Whitehead also currently serves on the board of directors for Prudential Funds.

ITEM 6 - EXECUTIVE COMPENSATION

On December 1, 1998, the Company entered into an Employment Agreement with Paul Sandhu, the Company's President and CEO, whereby the Company will pay Mr. Sandhu an annual salary of $84,000. Pursuant to the Agreement, Mr. Sandhu's salary shall increase to $168,000 should the Company either maintain a positive cash flow for two consecutive months, or the Company successfully completes a Form SB-2 registered offering of its securities. In addition to his annual salary, the Agreement confirmed the prior issuance of options to purchase 200,000 shares of the Company's Common Stock at an exercise price of $0.2375 previously granted to Mr. Sandhu pursuant to an employment agreement between Mr. Sandhu and GenTel dated January 5, 1998. These options vested upon execution of the Agreement. The Agreement may be canceled at any time by either the Company or Mr. Sandhu. However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay Mr. Sandhu 25% of his annual salary as severance.

On December 1, 1998, the Company entered into an Employment Agreement with Eric Clemons, the Company's Chief Operating Officer ("COO"), whereby the Company will pay Mr. Clemons an annual salary of $76,000. Pursuant to the Agreement, Mr. Clemons' salary shall increase to $152,000 should the Company either maintain a positive cash flow for two consecutive months, or the Company successfully completes a Form SB-2 registered offering of its securities. In addition to his annual salary, the Agreement confirmed the prior issuance of options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $0.2375 previously granted to Mr. Clemons pursuant to an employment agreement between Mr. Clemons and GenTel dated January 5, 1998. These options vested upon execution of the Agreement. The Agreement may be canceled at any time by either the Company or Mr. Clemons. However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay Mr. Clemons 25% of his annual salary as severance.

On December 1, 1998, the Company entered into an Employment Agreement with Gerald DeCiccio, the Company's Chief Financial Officer, whereby the Company will pay Mr. DeCiccio an annual salary of $105,000. Pursuant to the Agreement, Mr. DeCiccio's salary shall increase to $144,000 should the Company either maintain a positive cash flow for two consecutive months, or the Company successfully completes a Form SB-2 registered offering of its securities. In addition to his annual salary, the Agreement grants Mr. DeCiccio options to purchase 150,000 shares of the Company's Common Stock. Twenty-five thousand (25,000) of the options are set to vest six (6) months from the execution of the Agreement at an exercise price of $.01, expiring three years from the date of vesting if not exercised. The remaining 125,000 options are scheduled to vest in 1/3 increments each following year provided that Mr. DeCiccio is employed with the Company. The Agreement may be canceled at any time by either the Company or Mr. DeCiccio. However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay Mr. DeCiccio 25% of his annual salary as severance.

On October 14, 1998, the Company entered into an Employment Agreement with Mark Fleming, the Company's Executive Vice-President, whereby the Company will pay Mr. Fleming an annual salary of $70,000. Pursuant to the Agreement, Mr. Fleming's salary shall increase to $107,000 should the Company either maintain a positive cash flow for two consecutive months, or the Company successfully completes a Form SB-2 registered offering of its securities. In addition to his annual salary, the Agreement grants Mr. Fleming options to purchase 100,000 shares of the Company's Common Stock. Ten thousand (10,000) of the options are set to vest six (6) months from the execution of the Agreement at an exercise price of $.01, expiring three years from the date of vesting if not exercised. The remaining 90,000 options are scheduled to vest in 1/3 increments each following year provided that Mr. Fleming is employed with the Company. The Agreement may be canceled at any time by either the Company or Mr. Fleming. However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay Mr. Fleming 25% of his annual salary as severance.

On March 15, 1999, the Company entered into an Employment Agreement with Frank Naccarelli, the Company's Vice-President of Sales, whereby the Company will pay Mr. Naccarelli an annual salary of $85,000. In addition to his annual salary, the Agreement grants Mr. Naccarelli options to purchase 45,000 shares of the Company's Common Stock at $5.50 per share. Fifteen Thousand (15,000) options are scheduled to vest in 1/3 increments each following year provided that Mr. Naccarelli is employed with the Company. The Agreement may be canceled at any time by either the Company or Mr. Naccarell. However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay Mr. Naccarell 25% of his annual salary as severance.



SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the six months ending December 31, 1998, the period ended June 30, 1998, and the fiscal year ended December 31, 1997. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                      SUMMARY COMPENSATION TABLE

                         Annual Compensation                               Long Term Compensation
                                                                      Awards                 Payouts

                                                           Restricted  Securities
                                           Other Annual     Stock      Underlying    LTIP     All Other
Name and                Salary    Bonus    Compensation     Awards      Options    Payouts   Compensation
Principal       Year     ($)        ($)        ($)            ($)        SARs(#)     ($)           ($)
Position

Paul Sandhu     1998         0     -0-           -0-          -0-           -0-     -0-           -0-
(President,
 CEO)         (12/31)

                1998    40,000     -0-           -0-         76,000      200,000    -0-           -0-
               (6/30)

                1997      n/a       -0-          -0-           -0-          -0-      -0-          -0-

Eric Clemons    1998    11,500      -0-          -0-           -0-          -0-      -0-          -0-
(COO)          (12/31)

                1998    40,500      -0-          -0-         19,000      100,000     -0-          -0-
               (6/30)

                1997     n/a        -0-         -0-           -0-          -0-       -0-          -0-


                                OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                        (Individual Grants)

              NUMBER OF SECURITIES        PERCENT OF TOTAL
                UNDERLYING                  OPTIONS/SAR'S
             OPTIONS/SAR'S              GRANTED TO EMPLOYEES   EXERCISE OF BASE PRICE
NAME           GRANTED (#)                 IN FISCAL YEAR                ($/SH)        EXPIRATION DATE

Paul Sandhu      200,000                       67%                     0.2375           January, 2003

Eric Clemons     100,000                       33%                     0.2375           January, 2003


                         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                 AND FY-END OPTION/SAR VALUES

                                                                         NUMBER OF UNEXERCISED
                                                                          SECURITIES UNDERLYING    VALUE OF UNEXERCISED IN-
                                                                        OPTIONS/SARS AT FY-END     THE-MONEY OPTION/SARS
                      SHARES ACQUIRED ON                                          (#)                     AT FY-END ($)
NAME                     EXERCISE (#)      VALUE REALIZED ($)           EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE

Paul Sandhu                 -0-                  -0-                       200,000                           47,500

Eric Clemons                 -0-                 -0-                       100,000                           23,750


COMPENSATION OF DIRECTORS

For the fiscal years ended 1996, 1997 and 1998, and the six months ended December 31, 1998, Directors of the Company received no compensation. Beginning with the third quarter of fiscal year 1999, Directors will receive $1,500 and 2,500 shares of the Company's "restricted" (as that term is defined by Rule 144 of the Securities Act of 1933) Common Stock per quarter.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 17, 1998, the Company entered into a Corporate Development Agreement with the Michelson Group. As part of the Agreement, Michelson has agreed to provide consultation and corporate development services on behalf of the Company. In return, the Company has agreed to compensate the Michelson Group in the amount of $6,500 per month in addition to warrants to purchase up to 9.9% of the outstanding shares of the Common Stock of the Company (as calculated following the completion of the July 21, 1998 private placement) at an exercise price of $0.01. Pursuant to the Agreement, the Michelson Group has agreed that the exercise of the warrants adhere to the following schedule: one fourth of the warrants can be exercised upon execution of the Agreement; an additional one fourth when the Company breaks escrow on the Offering; an additional one fourth once the Company's market capitalization reaches $40,000,000; and the remaining one fourth upon the Company breaking escrow on a debt or equity financing of
$3,000,000 or more.   Pursuant to an amendment to the agreement in
November 3, 1998, the Company agreed to waive the requirements for the vesting of the fourth tranche of options provided under this Agreement. As of March 31, 1999, 1,135,000 out of a total of 1,416,042 vested options have been exercised, resulting in $11,350 charged to the Company for consulting fees rendered.

On August 31, 1998, the Company (which at the time was designated Bobernco, Inc., a Nevada corporation), acquired all of the outstanding common stock of GenTel Communications, Inc., a Colorado corporation in a business combination described as a "reverse acquisition." As part of the reorganization, the Company issued 8,986,250 shares of its Common Stock to the shareholders of GenTel in exchange for all of the outstanding shares of Common Stock of GenTel. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder.

Between 1989 and 1994, Mr. Clemons was a licensed NASD broker. As a broker, Mr. Clemons was subject to three claims related to such engagement and subsequently an administrative action by the NASD related to his work as a licensed broker. Mr. Clemons was found liable for an award of $4,000 on one of the actions and subsequently was fined $65,000 and suspended for a period of two years by the NASD.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 14,313,156 were outstanding as of March 15, 1999. Pursuant to the Agreement and Plan of Reorganization dated August 31, 1998, the Company approved a 2-for-1 reverse stock split.
All references to the numbers of shares of the Company's Common Stock are adjusted to reflect the 2-for-1 reverse split of the Company's Common Stock. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

TRANSFER AGENT

The transfer agent for the Common Stock  is Alpha Tech Stock
Transfer, 4505 South Wasatch Blvd., Suite 205, Salt Lake City, UT
84124.

                               PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASDAQ
Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The Company's Common Stock was not listed on the NASDAQ Bulletin Board during 1997. On April 21, 1998, the Company's Common Stock began listing on the NASDAQ exchange under the trading symbol BBRI. However, the Company's Common Stock did not begin trading until after the Company merged with GenTel on August 31, 1998 wherein the trading symbol for the Company's Common Stock changed to GTCC.

                                                           BID PRICES
    YEAR     PERIOD                                      HIGH       LOW

   1998     First Quarter. . . . . . . . . . . . . . . .  n/a       n/a
            Second Quarter . . . . . . . . . . . . . . . .n/a       n/a
            Third Quarter. . . . . . . . . . . . . . . .  n/a       n/a
            Fourth Quarter. . . . . . . . . . . . . . .   4.41     3.33




NUMBER OF SHAREHOLDERS

The number of beneficial holders of record of the Common Stock of the Company as of the close of business on March 31, 1999 was approximately 153. Many of the shares of the Company's Common Stock are held in "street name" and consequently reflect numerous additional beneficial owners.

DIVIDEND POLICY

To date, the Company has declared no cash dividends on its Common
Stock, and does not expect to pay cash dividends in the next term. The Company intends to retain future earnings, if any, to provide funds for operation of its business.

ITEM 2 - LEGAL PROCEEDINGS

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Prior to the acquisition of GenTel by Bobernco as previously described, the Company engaged Barry L. Friedman, P.C., Certified Public Accountants, to audit the Company' s financial statements for the fiscal years ended December 31, 1996, December 31, 1997, and June 30, 1998. GenTel's Certified Public Accountants were Corbin & Wertz.

Subsequent to the acquisition of GenTel by Bobernco, Corbin & Wertz, was retained by the Company as their principal accountant to audit the Company's financial statements effective March 23, 1999. There have been no disagreements between Barry L. Friedman and Corbin & Wertz of the type required to be reported under this Item 3 since their date of engagement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

On August 31, 1998, the Company (which at the time was designated Bobernco, Inc., a Delaware corporation ("Bobernco")) acquired all of the outstanding common stock of GenTel Communications, Inc., a Colorado corporation ("GenTel") in a business combination described as a "reverse acquisition". As part of the reorganization, the Company issued 8,986,950 shares of its Common Stock to the shareholders of GenTel in exchange for all of the outstanding shares of Common Stock of GenTel. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder. This issuance was conducted under an exemption under
Section 4(2) of the Securities Act of 1933.

In August, 1998, the Company issued an aggregate of 11,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Elizabeth Hartado and Azad Rob, two (2) employees of the Company, in lieu of salary. This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

In September and November, 1998, the Company issued 1,135,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to the Michelson Group, pursuant to a Corporate Development Agreement entered into between the Company and the Michelson Group. This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

In November, 1998, the Company issued 7,300 shares of its Common
Stock to MRC Legal Services Corp., the Company's securities counsel, under Rule 504 of Regulation D promulgated under the Securities Act of 1933, in consideration for legal services rendered.

In November, 1998, the Company issued 50,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Dan W. Baer in consideration for deferment of rent owed by the Company for its headquarters in Costa Mesa, CA. This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

In November, 1998, the Company issued 40,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Benjamin Abelson pursuant to a convertible note entered into between the Company and Mr. Abelson in the amount of $80,000. This issuance was conducted under an exemption under
Section 4(2) of the Securities Act of 1933.

In December, 1998, the Company issued 30,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Lance Stienhart, Esq., the Company's Federal Communication Commission regulatory counsel in consideration for legal services rendered. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In January, 1999, the Company issued 8,750 shares of its Common
Stock to MRC Legal Services Corp., the Company's securities counsel, under Rule 504 of Regulation D promulgated under the Securities Act of 1933, in consideration for legal services rendered.

In February, 1999, the Company issued 7,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to MRC Legal Services Corp., the Company's securities counsel, in consideration for legal services rendered. The issuance was exempt under Rule 506 of
Section 4(2) of the Securities Act of 1933.

In February, 1999, the Company completed a private placement offering of 1,535,000 "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) shares of the Company's Common Stock under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to "accredited" investors at a price of $1.00 per share, resulting in net proceeds to the Company of approximately $1,330,000.

In February, 1999, the Company issued 46,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Elwood Sprenger in accordance with a consulting Agreement entered into between the Company and Mr. Sprenger whereby the Company agreed to grant Mr. Sprenger 150,000 options to purchase the Company's Common Stock at an exercise price of $1.00. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In March, 1999, the Company issued 25,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to the Zomaya Group in exchange for advertising services. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In March, 1999, the Company issued 50,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to TransGlobal Capital Corporation ("TransGlobal"), pursuant to an Investment Banking Agreement entered into between the Company and TransGlobal. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

Beginning in March, 1999, the Company maintains a policy of Directors and Officers Liability Insurance with an aggregate coverage limit of $2,000,000.

                               PART F/S

FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                               PART III

ITEM 1 - INDEX TO EXHIBITS


EXHIBIT NO.  DESCRIPTION

(2) Agreement and Plan of Reorganization dated August 1998 between Bobernco, Inc. and GenTel Communications, Inc.

(3.1)       Articles of Incorporation

(3.2) Certificate of Amendment of Articles of Incorporation, filed with the
            Nevada Secretary of State on March 30, 1998

(3.3) Certificate of Amendment of Articles of Incorporation filed with the
            Nevada Secretary of State on September 3, 1998

(3.4)       Bylaws of Bobernco, Inc. (The "Corporation")

(10.1) Michelson Group Corporate Development Agreement, dated June 17, 1998, including amendment

(10.2)      One Plus Billing and Information Management, Service
            Agreement, dated September 8, 1998, including addendum

(10.3)      MCI/WorldCom Telecommunication Resale Contracts

            (10.3.1)  Program Enrollment

            (10.3.2)  Rate and Discount Schedule

            (10.3.3)  Service Schedule

            (10.3.4)  Telecommunications

(10.4)      Investment Banking Agreement, dated November 19, 1998

(10.5) Employment Agreement by and between GTC Telecom, Inc., a Nevada corporation and Mark Fleming, dated October 14, 1998

(10.6) Employment Agreement by and between GTC Telecom, Inc., a Nevada corporation and Eric Clemons, dated December 1, 1998

(10.7) Employment Agreement by and between GTC Telecom, Inc., a Nevada corporation and Jerry DeCiccio, dated December 1, 1998

(10.8) Employment Agreement by and between GTC Telecom, Inc., a Nevada corporation and Paul Sandhu, dated December 1, 1998

(10.9) Employment Agreement by and between GTC Telecom, Inc., a Nevada corporation and Frank Naccarelli, dated March 3, 1999

(10.10)     Lease dated February 5, 1999 between Southern California
            Sunbelt Developers, Inc., and GTC Telecom, a Nevada corporation; Eric Clemons; and Paul Sandhu Jointly and Severally as Tenant ("Tenant") relating to premises at Suite K-104 The John Wayne Executive Guild Center, 3151 Airway Avenue, Costa Mesa, California 92626

(10.11) Global Pacific Internet Reseller Agreement between Global Pacific Internet and GTC Telecom, dated January 25, 1999

(10.12) Telecommunications Service Agreement by and between International Telephone and Electronics, LLC and GTC Telecom

(10.13) Sales Representative Agreement between GTC Telecom, Inc. and OhGolly.com, Inc., dated March 9, 1999

(10.14) Purchase and Services Agreement between GTC Telecom, Inc. and Service One Communications, Inc., dated March 9, 1999

(10.15) Branded Services Agreement between Epoch Networks, Inc. dba Epoch Internet and GTC Telecom, Inc., dated February, 1999

(10.16) Lease dated May 22, 1998 between Southern California Sunbelt Developers, Inc., and GenTel Communications, Inc., a Colorado Corporation; Eric Clemons; and Paul Sandhu Jointly and Severally as Tenant ("Tenant") relating to premises at Suite P-3 The John Wayne Executive Guild Center, 3151 Airway Avenue, Costa Mesa, CA 92626


ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable



                              SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of
1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       GTC TELECOM CORP.


Date: March 31, 1999                     By:/s/
                                         Paul Sandhu

                                         President & Chief Executive Officer